Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-190038

February 28, 2014

“Worst of Basket” Callable Contingent Yield Notes BARCLAYS These Notes are designed to provide the potential for enhanced yield in the form of a contingent coupon in exchange for full principal at risk with contingent downside protection. “Worst of Basket” Callable Contingent Yield Notes (“Notes”) offer investors the opportunity for enhanced yield in the form of a contingent coupon tied to the performance of a basket of reference assets. The Notes provide during their term a contingent coupon payable on a pre-determined basis (usually quarterly) if and only if each of the reference assets within the basket close at or above its respective predetermined barrier level (which we refer to as the “coupon barrier level”) on the specified observation or valuation date(s). Alternatively, if the closing level of either reference asset on the specified observation or valuation date(s) is less than its respective coupon barrier level, you will not receive a coupon on the related coupon payment date and it is possible that you will not receive any coupons during the term of the Notes. At maturity, the reference asset return (as measured from the trade date to maturity) of each of the reference assets is determined and the reference asset with the lowest return is deemed the “worst performing reference asset”. If the closing level at maturity of the worst performing reference asset is at or above a pre-determined level (which we refer to as the “barrier level’), the investor receives at maturity their principal invested plus any contingent coupon due on such date. Otherwise, the investor is fully exposed to the decline in the worst performing reference asset and will receive shares of the worst performing reference asset, if applicable (or, at the sole discretion of the issuer, the cash equivalent), that will be worth less than the principal amount invested and may be worth nothing. Any coupons received during the term of the Notes may not be sufficient to offset any loss of principal at maturity. Notes linked to indices will be cash settled in all instances. In addition, these Notes are callable at the issuer’s discretion on a predetermined basis. If called, the investor will receive their principal amount invested plus any coupon payment due. As such, investors must be willing to accept the possibility of redemption of their Notes prior to the stated maturity date. Hypothetical Terms* Contingent Coupon 10.00% per annum, paid as a quarterly coupon payment of 2.50% multiplied by the principal invested as long as the closing level of each reference asset is greater than or equal to 65% of its initial level (the “coupon barrier level”) on each quarterly observation date. If the closing level of any of the reference assets is less than the coupon barrier level on any quarterly observation date, no coupon payment will be made on the related coupon payment date. Payment At Maturity Determine the reference asset return (as measured from the trade date to maturity) of each reference asset within the basket. The reference asset with the lowest return is deemed the “worst performing reference asset”: ? If the worst performing reference asset closes at a level greater than or equal to 65% of its initial level (the “barrier level”), the maturity payment equals the principal invested plus the quarterly coupon; or ? If the worst performing reference asset closes at a level less than the barrier level, investors will be fully exposed to the decline in that reference asset and will receive a pre-determined number of shares of the worst performing reference asset (or the cash equivalent, at the issuer’s discretion) that will be worth less than the principal invested and may be worth nothing. Illustrative Scenario Analysis* Is the closing level of each reference asset at Yes Yes Notes are called, full principal amount or above its respective coupon barrier level Does issuer call the invested due. No additional payments are (i.e., 65% of its respective initial level)? Coupon Notes (i.e., exercise due on the Notes. Each is paid. the early redemption Quarter No No Coupon is not paid. Notes remain outstanding. feature)? Notes remain outstanding. Yes Determine which of the reference Full principal amount invested and coupon due. assets within the basket of reference Is worst performing reference asset at or At asset has the lowest return (as above the barrier No Coupon is not paid. Investor is fully exposed to the negative return of the Maturity measured from the trade date to worst performing reference asset and receives a pre-determined number level (i.e., 65% of its maturity). This reference asset is the of shares of that reference asset (or cash equivalent) that will be worth initial level)? “worst performing reference asset”. less, and possibly significantly less, than the principal amount invested. *The description and terms above are for illustrative purposes only and are not intended to completely describe how an investment works or to detail all of the terms, risks and benefits of a particular investment. The return profiles can change. Please refer to the offering documents and related materials of a particular investment for a comprehensive description of the structure, terms, risks and benefits related to that investment. Investors should review the section headed “Risk Factors” or equivalent of the applicable offering documents for a complete description of the risks associated with a particular investment. The structured investment discussed herein is not suitable for all investors. Structured investments are not conventional debt securities. They are complex in nature and the specific terms and conditions will vary for each offering. Prospective investors should evaluate their financial objectives and tolerance for risk prior to investing in any structured investment. Such investments are not bank deposits but are senior, unsecured debt obligations of the issuer and all returns and any principal amount due at maturity are subject to the applicable issuer credit risk.

Important Information

SEC Registered (Public) Offerings

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the "SEC") for the SEC registered offerings by that issuer, to which this communication relates. Before you invest, you should read the prospectus in the applicable registration statement and the other documents the issuer, has filed with the SEC for more complete information about the issuer, and offerings. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request a prospectus and any other documents related to the offerings, either in hard copy or electronic form, by calling toll-free +1 888 227 2275 (Extension 2-3430) or by calling your sales representative. The SEC registered offerings described in this brochure are not bank deposits and are not insured by the Federal Deposit Insurance Corporation ("FDIC") or any other governmental agency, or instrumentality.

Investment Information

This factsheet does not, by itself, constitute an offering of any specific structured investment. Any figures or terms provided in this factsheet are sample product terms, illustrative and are no indication of what actual terms or returns will be. This factsheet does not consider the effect taxes and fees will have on your returns. The terms of each product vary from offering to offering. Before making an investment in any product, you should obtain and carefully read the legal documents relating to that product offering, which will contain additional information needed to evaluate the investment and provide important disclosures regarding risks, fees and expenses. Additionally, such legal documents will contain the only complete description, terms and conditions of that product.

Certain Risk Considerations

Some of the risks related to the Notes, specifically, and structured investments, generally, are described below. Before investing in any structured investment, you should read the relevant prospectus or offering document for a detailed explanation of the terms, risks, tax treatment and other relevant information of the investment. We also urge you to consult your financial, tax and legal advisors before investing.

You May Lose Some or All of Your Initial Investment

If the closing value of the worst performing reference asset at maturity is lower than a pre-determined barrier level/value, the Notes expose investors to the same downside risk as the worst performing reference asset. **You could lose some or all of your principal invested, and the coupons paid, if any, on the Notes may not be sufficient to offset any such losses at maturity.**

Issuer Credit Risk

Any payment to be made on the structured investments, including any payment of principal, depends on the ability of the issuer to meet its obligations as they come due. As a result, the actual and perceived creditworthiness of the issuer may affect the market value of the structured investment. In the event the issuer was to default on its obligations, you may not receive the amounts owed to you under the terms of the structured investments.

No Rights to the Reference Asset

As a holder of the Notes, you will not have any rights (including any voting rights or rights to receive cash dividends or other distributions) that the holders of any reference asset or components of the reference asset would have.

Potential Early Exit

The Notes are subject to an early redemption feature which provides that the Issuer may redeem the Notes at its sole discretion without your consent on a pre-determined date(s). If the Issuer exercises this right, the Notes will be redeemed on a date (the "early redemption date") prior than the stated maturity date and you may not be able to reinvest any amounts received on the early redemption date in a comparable investment with similar risk and yield. The Issuer's right to redeem the Notes may also adversely impact your ability to sell your Notes in any secondary market and the price at which they may be sold.

Limited Liquidity

You should be willing to hold the structured investments to maturity. There may be little or no secondary market for a particular structured investment. If the applicable offering document(s) so specifies, the issuer may intend to make a secondary market in the structured investments. If they do, however, they are not required to do so and may stop at any time, and there may not be a trading market in the structured investments. **If you sell structured investments prior to their maturity, you may have to sell them at a substantial loss.**

Certain Built-in Costs are Likely to Adversely Affect the Value of the Structured Investments Prior to Maturity

The original issue price of a structured investment includes the agent's commission and the cost of hedging the issuer's obligations under the structured investments. As a result, assuming no change in market conditions or any other relevant factors, the price, if any, at which the issuer or an affiliate of the issuer will be willing to purchase structured investments from you in secondary market transactions may be lower than the original issue price, and any sale prior to the maturity date of the structured investment could result in a substantial loss to you.

Market Risk/Price Volatility/Historical Results Not Indicative of Future Performance

Movements in value of the reference asset and the respective components, if applicable, are unpredictable and volatile, and are influenced by complex and interrelated political, economic, financial, regulatory, geographic, judicial and other factors. As a result, it is impossible to predict whether the value of the reference asset will rise or fall during the term of the structured investment. The historical or hypothetical performance of the reference asset should not be taken as an indication of the future performance of the reference asset. Changes in the value of the reference asset will determine the maturity payment on the structured investment. Therefore, you may receive less, and potentially substantially less, than the principal invested if the value of the reference asset declines. As such, you should be willing and able to bear the loss of some or all of the principal invested. In addition to the value of the reference asset on any day, the market value of the structured investment will be affected by a number of economic and market factors that may either offset or magnify each other, including: the expected volatility of the reference asset or its underlying components, if applicable; the time to maturity of the structured investments; interest and yield rates in the market generally; a variety of economic, financial, political, regulatory or judicial events; supply and demand for the structured investments; and the creditworthiness of the issuer, including actual or anticipated downgrades in the credit ratings of the issuer.

At Maturity, You Must Be Willing and Able to Own Shares of the Reference Asset that are Worth Substantially Less Than Their Initial Price

At maturity, instead of paying you a cash amount, the issuer has the right to deliver to you a fixed number of shares, if applicable, of the worst performing reference asset, with a market value that may be substantially less than the value of such shares on the trade date. Before investing in the Notes, you should be willing to own, at maturity, shares of the worst performing reference asset that are worth substantially less than the value of such shares when you purchased your Notes.

Potential Return is Limited to the Contingent Coupon Payments

The return on the Note is limited to the contingent coupons payment(s), if any, that may be due during the term of the Notes. You will not participate in any appreciation in the value of the reference assets. Moreover, a contingent coupon will not be due on any contingent coupon payment date if the closing value of each of the reference assets is below its respective coupon barrier level/value on the respective valuation date. As such, it is possible that you will not receive any contingent coupon payments during the term of the Notes.

The Payment at Maturity Is Based Solely On the Value of the Worst Performing Reference Asset at Maturity

Any amount payable at maturity will be linked solely to the reference asset return of the worst performing reference asset. The performance of the other reference asset(s) will not be considered even if such other reference asset(s) had a significantly higher return than the worst performing reference asset. Accordingly, your investment in the Notes will result in a return that is less, and may be substantially less, than an investment linked to the other reference asset (s).

Furthermore, if the closing value of the worst performing reference asset at maturity is less than the value set on the trade date, then your principal invested will be subject to such loss. The payment at maturity is not based on any value of any reference asset at any time other than the closing value at maturity. Therefore, if the values of the reference assets drops precipitously at maturity, the value of the payment at maturity on your Notes that you receive (whether in the form of a cash payment or shares of the worst performing reference asset), if any, will be significantly less than it would have been had your payment at maturity been linked to the value of such asset at a time prior to such drop.

Potential Conflicts of Interests

The issuer of a structured investment and its affiliates may serve in a variety of roles in connection with the investment including acting as could serve as the calculation agent and hedging the issuer's obligation under the investment. The calculation agent will make determinations related to the structured investments, including calculating the amounts payable to you under the structured investments and making judgments related to the levels or values or any other affected variable under certain circumstances. In performing these duties, the economic interests of the issuer and its affiliates are potentially adverse to your interests as an investor in the structured investments.

In addition, the Wealth and Investment Management division of Barclays Capital Inc. ("WIM"), may offer structured investments issued by Barclays Bank PLC, an affiliate of WIM, to its clients and be compensated for doing so. WIM, functioning in the United States through Barclays Capital Inc., will be acting as agent for Barclays Bank PLC in connection with the distribution of such structured investments to you and, as such, its role may create a potential conflict of interest. WIM is not acting as your agent or investment adviser, and is not representing you in any capacity with respect to any purchase of such structured investments by you. If you are considering whether to invest in such investments through WIM, we strongly urge you to seek independent financial and investment advice to assess the merits of such investment.